Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, November 17, 2021

FAIRFAX ANNOUNCES US$1.0 BILLION SUBSTANTIAL ISSUER BID AND
SALE OF 9.99% MINORITY STAKE IN ODYSSEY GROUP

Fairfax Financial Holdings Limited (“Fairfax” or the “Company”) (TSX: FFH and FFH.U) announces its intention to commence a substantial issuer bid (the “Offer”), pursuant to which the Company will offer to repurchase for cancellation up to US$1.0 billion of its subordinate voting shares (the “Shares”) from shareholders for cash. Fairfax also announces that it has entered into an agreement with an affiliate of CPPIB Credit Investments Inc. (“CPPIB Credit Investments”), a wholly-owned subsidiary of Canada Pension Plan Investment Board, and OMERS, the defined benefit pension plan for Ontario’s municipal sector employees pursuant to which each of CPPIB Credit Investments and OMERS will acquire 100% of a new series of securities representing a 4.995% interest in Odyssey Group Holdings, Inc. (“Odyssey Group”), Fairfax’s U.S. based reinsurance and insurance subsidiary, for an aggregate cash purchase price of US$900.0 million (the “Odyssey Group Transaction”). After closing, Fairfax will retain the flexibility to repurchase the interests of OMERS and CPPIB Credit Investments in Odyssey Group over time.

The Offer will proceed by way of a “modified Dutch auction”, which allows shareholders to select the price, within the specified range, at which each shareholder is willing to sell all or a portion of their Shares. The Offer prices range from US$425.00 to US$500.00 per Share (in increments of US$5.00 per Share). The Offer will be for up to a maximum of 2,352,941 Shares, or approximately 8.72% of Fairfax’s 26,986,170 total issued and outstanding Shares, based on full participation and a purchase price equal to the minimum purchase price per Share.

Shareholders who wish to participate in the Offer will be able to do so through (i) auction tenders in which they will specify the number of Shares being tendered at a price of not less than US$425.00 and not more than US$500.00 per Share, in increments of US$5.00 per Share; or (ii) purchase price tenders in which they will not specify a price per Share, but rather, will agree to have a specified number of Shares purchased at the purchase price to be determined by auction tenders. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a purchase price tender. Fairfax has been informed by Mr. Watsa that he, and entities controlled by him, will not deposit any Shares owned or controlled by him pursuant to the Offer (including, for greater certainty, in respect of any Shares into which multiple voting shares of Fairfax controlled by Mr. Watsa are convertible).

Upon expiry of the Offer, Fairfax will determine the lowest purchase price (which will not be more than US$500.00 per Share and not less than US$425.00 per Share) that will allow the Company to purchase the maximum number of Shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding US$1.0 billion.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

If Shares with an aggregate purchase price of more than US$1.0 billion are properly tendered and not properly withdrawn, Fairfax will purchase the tendered Shares on a pro rata basis after giving effect to “odd lot” tenders (of shareholders beneficially owning fewer than 100 Shares), which will not be subject to proration. In that case, all Shares tendered at or below the finally determined purchase price will be purchased, subject to proration, at the same purchase price determined pursuant to the terms of the Offer. Shares that are not purchased, including Shares tendered pursuant to auction tenders at prices above the purchase price, will be returned to shareholders.

The Offer will expire at 5:00 p.m. (Eastern time) on December 23, 2021, unless the Offer is extended or withdrawn by Fairfax. The Offer will not be conditional upon any minimum number of Shares being tendered. The Offer will, however, be subject to other conditions and Fairfax will reserve the right, subject to applicable laws, to withdraw or amend the Offer, if, at any time prior to the payment of deposited Shares, certain events occur. Fairfax intends to use the proceeds of the Odyssey Group Transaction and other available cash resources to fund the purchase of Shares under the Offer, however, the Offer is not conditional upon closing of the Odyssey Group Transaction.

Details of the Offer, including instructions for tendering Shares, will be included in the formal offer to purchase and issuer bid circular, letter of transmittal, notice of guaranteed delivery and other related documents (the “Offer Documents”). The Offer Documents will be mailed to shareholders and will be filed on or about November 18, 2021 with the applicable Canadian securities regulatory authorities and made available without charge on SEDAR at www.sedar.com, filed on a Schedule 13E-4F with the U.S. Securities and Exchange Commission and made available without charge on EDGAR at www.sec.gov.

Neither Fairfax nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering any or all of their Shares to the Offer or as to the purchase price or prices at which shareholders may choose to tender Shares. Shareholders are urged to read the Offer Documents carefully and in their entirety, and to consult their own financial, tax and legal advisors and to make their own decisions with respect to participation in the Offer.

Any questions or requests for assistance in tendering Shares to the Offer may be directed to Computershare Investor Services Inc., the depositary for the Offer. Fairfax has engaged Scotiabank to act as exclusive financial advisor in respect of the Offer.

Odyssey Group Transaction

Pursuant to the Odyssey Group Transaction, each of OMERS and CPPIB Credit Investments will acquire a 4.995% interest in Odyssey Group. Following the closing of the Odyssey Group Transaction, Fairfax will have the flexibility to repurchase the interests of OMERS and CPPIB Credit Investments in Odyssey Group over time. Closing of the Odyssey Group Transaction is subject to customary closing conditions and is expected to occur during the fourth quarter of 2021. Proceeds from the Odyssey Group Transaction will be used by Fairfax to fund the purchase of Shares pursuant to the Offer. Closing of the Odyssey Group Transaction is not conditional upon the closing of the Offer or any minimum number of Shares being acquired in the Offer and the Offer is not conditional upon the closing of the Odyssey Group Transaction.

Not an Offer or Solicitation

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Shares. The solicitation and the offer to purchase Shares by Fairfax will be made pursuant to the Offer Documents that Fairfax will file with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Neither Fairfax nor its Board of Directors makes any recommendation to any shareholder as to whether to deposit or refrain from depositing Shares. These documents contain important information about the Offer and shareholders of Fairfax are urged to read them carefully.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws. Particularly, statements about the Offer and the Odyssey Group Transaction and the terms thereof (including relating to the size, timing, and terms and conditions of the Offer and the timing for closing of the proposed Odyssey Group Transaction) are forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: uncertainty in the level of shareholder participation in the Offer; failure to complete the Offer due to conditions to the Offer not being satisfied or waived; failure to complete the Odyssey Group Transaction which is subject to customary conditions; reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by a novel strain of coronavirus (“COVID-19”), and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic; and the failure to complete or realize the anticipated benefits of the Odyssey Group Transaction. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.